

October 15, 2010

Luther E. Proper
President and Chief Executive Officer
Killbuck Bancshares, Inc.
165 N. Main Street
Killbuck, OH 44637

Re: Killbuck Bancshares, Inc.
Form 10-K for the Fiscal Year ended December 31, 2009
Forms 10-Q for Quarters ended March 31, 2010 and
June 30, 2010
File No. 000-24147

Dear Mr. Proper:

We have reviewed your response letter dated July 13, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2010

Notes to Consolidated Financial Statements (Unaudited)
Note 6 - Investment Securities, page 11

1.   We note from your response to comment 3 in our letter dated July 6, 2010 that the mutual
        fund portfolio has been in an unrealized loss position since March 31, 2008. In addition,
        you state that your liquid assets provide you the ability to hold this security indefinitely.
        Given the fact your mutual fund portfolio was still significantly underwater at June 30,
        2010, based on your disclosure on page 11, please address the following:

        • If your impairment analysis relies on an indefinite time horizon, as suggested by your
          response, tell us how the use of a near term period of recovery would impact your
          impairment analysis and its impact on your financial statements as of June 30, 2010.
          Refer to SAB Topic 5M, which states that the phrase other-than-temporary does not
          mean permanent. It would appear to us that as the forecasted market price recovery
          period lengthens, the uncertainties inherent in management's estimate increase, which
          would impact the reliability of that estimate.
        • Tell us and disclose in future filings what time frame you would consider to be "near
          term" for purposes of evaluating other-than-temporary impairment.
        • Tell us how you considered your inability to direct the purchase or sale of the
          underlying securities that are held by the mutual fund itself in determining your
          ability to hold the fund unit until recovery.

2.   We note your disclosures on page 12 for your impairment analysis of securities in an
        unrealized loss position. Please revise your future interim and annual filings to include
        all the disclosures required by ASC 320-10-50, specifically those related to securities in
        an unrealized loss position greater than 12 months as required by ASC 320-10-50-7.

        You may contact Lindsay McCord at 202-551-3417 or me at 202-551-3423 if you have
any questions.

                                                Sincerely,

                                                Amit Pande
                                                Accounting Branch Chief